pacific booker minerals inc.
#1103 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
mail: info@pacificbooker.com	Symbols: bkm-tsx venture / pbmlf-OTC	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

OTC - PBMLF

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Announces Mining Lease Reinstated

Vancouver BC, November 16, 2020:  Pacific Booker Minerals Inc. is announcing that the Chief Gold Commissioner has made the decision to reinstate the Company’s Mining Lease #1069796.

The Chief Gold Commissioner has given PBM until May 20, 2021 to conclude the application for the lease term renewal.  Should more time be required to reach a decision on a mining lease term renewal application, PBM may apply for an additional extension of time.

In the Reasons for Decision document, the Chief Gold Commissioner states “In exercising my discretion to reinstate mining lease 1069796, the factors I consider to be of particular significance are the long standing exploration history and development, the significant investment of PBM to date, the extraordinary prejudice to PBM compared to the relatively small impacts to the intervening claim holders, and the inadvertent nature of PBM's error.”

If you would like to be added to or removed from our email newsgroup, please send your request by email to info@pacificbooker.com.

On Behalf of the Board of Directors

“John Plourde”

John Plourde, Director

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."